EXHIBIT 12.1

UDR, Inc.
Computation of Ratio Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Three Months Ended March 31,
	2013	2012
(Loss)/income from continuing operations	$(309)	$1,741

Add (from continuing operations):
Interest on indebtedness (a)	30,981	39,173
Portion of rents representative of the interest factor	521	515
	$31,193	$41,429
Fixed charges and preferred stock dividends (from continuing operations):
Interest on indebtedness (a)	$30,981	$39,173
Capitalized interest	8,371	4,852
Portion of rents representative of the interest factor	521	515
Fixed charges	$39,873	$44,540

Add:
Preferred stock dividends	$931	$2,308
Combined fixed charges and preferred stock dividends	$40,804	$46,848

Ratio of earnings to fixed charges	—	—
Ratio of earnings to combined fixed charges and preferred stock	—	—
For the three months ended March 31, 2013, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends were deficient of 1:1 ratio by $8.7 million and $9.6 million, respectively.
For the three months ended March 31, 2012, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends were deficient of 1:1 ratio by $3.1 million and $5.4 million, respectively.

(a)	Interest on indebtedness for the three months ended March 31, 2012 is presented gross of the benefit on debt extinguishment of $4.4 million.